Exhibit 12.1
RATIOS OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

						Nine Months Ended
	Years Ended December 31,					September 30,
	2003	2004	2005	2006	2007	2007	2008
EARNINGS:
Adjusted earnings from continuing operations before income taxes	$(22,804)	$(7,913)	$20,145	$34,057	$55,467	$29,239	$60,092
Add fixed charges (see below)	4,395	7,067	7,674	7,772	8,857	6,886	4,956

Adjusted earnings	$(18,409)	$(846)	$27,819	$41,829	$64,324	$36,125	$65,048

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Gross interest expense	$4,087	$6,231	$6,134	$5,770	$6,283	$5,017	$2,731
Rental (interest portion)	308	836	1,540	2,002	2,574	1,869	2,225
Capitalized interest	—	—	—	—	—	—	—

Fixed charges	$4,395	$7,067	$7,674	$7,772	$8,857	$6,886	$4,956
Preferred stock dividend	—	—	1,635	2,429	2,388	1,780	2,743
Tax effect on preferred stock	—	—	111	364	552	285	425

Combined fixed charges and preferred stock dividends	$4,395	$7,067	$9,420	$10,565	$11,797	$8,951	$8,124

Ratio of earnings to fixed charges	(4.2)	(0.1)	3.6	5.4	7.3	5.2	13.1

Ratio of earnings to combined fixed charges and preferred stock dividends	(4.2)	(0.1)	3.0	4.0	5.5	4.0	8.0